SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                FOR APRIL 05 2005

                                ALLIED DOMECQ PLC
             (Exact name of Registrant as specified in its Charter)

                                ALLIED DOMECQ PLC
                 (Translation of Registrant's name into English)



                                  The Pavilions
                                 Bridgwater Road
                                 Bedminster Down
                                Bristol BS13 8AR
                                     England
              (Address of Registrant's principal executive offices)



        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F x    Form 40-F
                           ------------   ----------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                              Yes            No x
                            --------      ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



                                  Exhibit Index



Exhibit No.                 Description

Exhibit No. 1               'Potential Offer' announcement dated 05 April 2005



5 April 2005

The Board of Allied Domecq plc (the "Board") notes the recent press speculation regarding a potential offer for Allied Domecq plc involving Pernod Ricard and Fortune Brands. The Board confirms that it is in discussions with Pernod Ricard, which is working with Fortune Brands, regarding a potential offer for Allied Domecq plc by Pernod Ricard. These discussions are at an early stage and there can be no certainty that an offer will ultimately be forthcoming. A further announcement will be made in due course.

For further information:

Stephen Whitehead, Director of Group Corporate Affairs    +44 (0) 7880 783532
                                                          +44 (0) 20 7009 3927

Anthony Cardew, Cardew Group                              +44 (0) 20 7930 0777
                                                          +44 (0) 7770 720389


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

05 APRIL 2005

                                      ALLIED DOMECQ PLC


                                      By:      /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director, Corporate Secretariat
                                             Deputy Company Secretary